HEADSTART HOLDINGS, INC.

PH Miro, Suite 504, Bella Vista

Panama, Republic de Panama

April 22, 2015

To:	Michael R. Clampitt, Senior Attorney
Or Jonathan E. Gottlieb
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Headstart Holdings, Inc.
Amendment Number 1 to Registration Statement on Form S-1
Filed April 9, 2015
File No.: 333-202301

Dear Mr. Clampitt:

Headstart Holdings, Inc., a Nevada corporation (the “Registrant”), has received and reviewed the Commission’s letter dated April 16, 2015 (the “SEC Letter”), pertaining to Amendment Number 1 to the Registrant’s Registration Statement on Form S-1/A (the “Filing”) as filed with the Commission on April 9, 2015.  The following numbered responses correspond to those numbered comments as set forth in the SEC Letter.

Summary, page 4

1.

We note the going concern issue noted in your auditor’s report based upon your financial condition as of December 31, 2014.  Please revise the fourth paragraph to disclose any material adverse changes in your financial condition since December 31, 2014.

The registration statement has been revised to include the following disclosure:

We have not experienced any material adverse changes to our financial condition subsequent to December 31, 2014.

Principal Services and Principal Markets, page 18

2.

We acknowledge your response to comment 6 of our letter to you dated, March 20, 2015.

•

With regard to our comment regarding the lack of a credit review of potential clients, please disclose the extent to which you will conduct due diligence before purchasing each right to receive a commission including whether you will obtain and review a copy of the real estate sales contract between the buyer and seller that includes all contingencies and any agreement between the broker and the buyer or seller pursuant to which the commission is to be paid.

•

With regard to our comment regarding your lack of a security interest, we note on page 19 your characterization of the right to receive a commission as an “account receivable.” Please clarify that once you purchase from a broker the right to a commission on a real estate sale you will not have a legal right to receive a commission until and unless the real estate transaction closes.

•

With regard to our comment regarding legal actions, please clarify your remedies should a transaction not close or should you not otherwise receive the commission.

The Registrant has considered the Commission’s comment 2, hereby, and provides the following responses and/or amendments to the registration statement:

United States Securities and Exchange Commission

Re: Headstart Holdings, Inc.

April 6, 2015

•

Credit Review of Clients:  The Registrant has revised item #4, on page 19, of this section, as follows:

Our application process requests information on the requestor, including company name, contact information and copies of the real estate transaction documents.  In the vast majority of applications, we do not expect to conduct credit reviews of the applicants.  Our management believes that reviewing the credit of a potential client is not materially indicative of the quality of the account receivable to be factored or the likelihood of collection, because the requestor typically only acts as an agent or broker between the seller and purchaser of the real estate transaction upon which the commission receivable is to be paid.  In most respects, our potential clients have minimal influence over the conditions of closing of the real estate transaction and payment of the commission, upon which the client has factored to us.  However, the review process is not linear and each commission advance request is evaluated on its own merit.  Typically, we confirm a variety of details and request certain documentation concerning the transaction, including, but not limited to, the following:

•

A copy of the signed sales contract;

•

Documentation of, and evidence to determine, the requestor’s good standing as in the real estate industry in the jurisdiction where the transaction is to occur;

•

Copies of identification and residency/citizenship documentation;

•

Understanding of any contingencies to closing and evidence of their satisfaction;

•

Executed broker’s notice and acknowledgement;

•

MLS listing (or equivalent) for property;

•

Evidence of loan approval from the bank/financing source;

•

Copy of the earnest money deposit; and

•

Documentation demonstrating the net commission payable to the requestor.

•

Security Interest: The Registrant has revised item #2, on page 18, of this section, as follows:

The requestor contacts Headstart to apply for a commission advance.  On average, we expect to advance up to 80% of the total expected commissions, which will vary on a case-by-case basis.  In this example, the maximum amount we would advance is $8,000.  We are in the factoring business, whereby we purchase the accounts receivable of real estate businesses.  Once we purchase an account receivable (the right to the commission to be paid at the closing), we have no legal right to any monies until and unless the real estate transaction closes satisfactorily.  Because the financial asset (the accounts receivable) is sold and removed from the balance sheet of the selling real estate business, there is no risk of creating an unsecured instrument.  Therefore, we do not anticipate the necessity for further collateralizing or securing the accounts receivable we purchase.

•

Legal Actions:  The Registrant believes the first paragraph on page 20 of the registration statement satisfactorily describes potential default remedies.  The text reads, as follows:

It is preferable that the requestor assigns the proceeds from another real estate sale to satisfy the obligation.  If he or is able to replace a failed transaction within 20 days from the date of default, we will not charge any fees to the requestor.  Should the requestor be unable to satisfy the terms of our factoring arrangement in a timely manner, we may be required to engage a debt collector.  At this time, we have not engaged in our factoring operations and have not experienced any delinquencies, thus, we have not been required to engage a debt collection agency.

3.

We acknowledge your response to comment 9 of our letter to you dated March 20, 2015. Please discuss the material terms of your agreements with real estate businesses pursuant to which you purchase the right to a commission, including any material representations and warranties.

The Registrant has revised the registration statement to include the following disclosure on page 19:

United States Securities and Exchange Commission

Re: Headstart Holdings, Inc.

April 6, 2015

When the commission advance is approved, we enter into an Assignment Agreement with the requestor, wherein certain representations and warranties are made.  Such representations include, without limitation: that the commission to be purchased is free of encumbrances or judgments; requestor’s acknowledgement that if the transaction is delayed or does not close, requestor is responsible to repay any amounts advanced by the Company; requestor will not encumber, assign or reduce the amount of the commission to be paid; and instructions and a notification will be provided to the title or escrow company to pay any commissions first to the Company, with any remaining balance reverting to the requestor.  Once the Assignment Agreement is duly executed, we wire or overnight a check for $8,000 to the requestor.

In connection with the Registrant’s responding to the comments set forth in the SEC Letter, the Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Oriel Yanguez at tel: (800) 680-7071.  Alternatively, you may contact Fred Bauman, U.S. counsel for the Registrant, at tel: (702) 533-8372.

Sincerely,

/s/ Oriel Yanguez

Oriel Yanguez

President

Enclosures